08030513

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67314

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

Mail Processing Section
FEB 29 2008
Washington, DC
104

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Partnership Capital Growth, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Embarcadero Center, Suite 3810
(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent R. Knudsen **(415) 705-8001**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Brent R. Knudsen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Partnership Capital Growth, LLC**, as of **December 31, 2007**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Brent R. Knudsen

Signature

Managing Partner

Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 25 day of FEBRUARY 2008

Marissa Cornelio Vargas

Notary Public

MARISSA CORNELIO VARGAS
Commission # 1652592
Notary Public - California
Alameda County
My Comm. Expires Mar 19, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

• ** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARTNERSHIP CAPITAL GROWTH, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Member
Partnership Capital Growth, LLC

We have audited the accompanying statement of financial condition of Partnership Capital Growth, LLC (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Partnership Capital Growth, LLC as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
February 14, 2008

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

PARTNERSHIP CAPITAL GROWTH, LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	511,468
Prepaid expenses		1,340
Total assets	$	512,808
Liabilities and Member's Equity		
Due to affiliate	$	162,218
Accounts payable and accrued expenses		20,900
Total liabilities		183,118
Member's equity		329,690
Total liabilities and member's equity	$	512,808

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Partnership Capital Growth, LLC (the "Company") is a Delaware limited liability company formed on February 24, 2006. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority. The Company primarily engages in private placement transactions executed in the healthy and active living marketplace.

As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in his income tax returns.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United Sates of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $328,350, which was $316,143 in excess of its required net capital of $12,207. The Company's aggregate indebtedness to net capital ratio was 0.56 to 1.

3. Lease Obligation

The Company leases an office under the terms of an expense-sharing agreement with Partnership Capital Growth Advisors, LLC (the "Affiliate"). The Affiliate's lease agreement with the landlord expires in August 2008. Future minimum lease payments under this agreement for 2008 total $8,000.

4. Related Party Transactions

The Company has entered into an expense-sharing agreement with the Affiliate whereby the Company reimburses the Affiliate for a pro-rata share of overhead expenses allocable to its operations plus a services fee.

In addition, the Company has entered into a payroll cost-sharing agreement with the Affiliate. The Company reimburses the Affiliate up to 40% of total annual payroll expense, including payroll, bonuses, payroll taxes, and employee benefit plan expenses.

As of December 31, 2007, the Company had a net payable of $162,218 to the Affiliate.